T. ROWE PRICE GLOBAL BOND FUND
ANNUAL MEETING
RESULTS
The T. Rowe Price Global Bond Fund
 held an annual meeting
on October 25, 2000, to
approve an Agreement and Plan of
 Reorganization. The plan
provided for the transfer of
substantially all of the assets of
 the Fund to the T. Rowe
Price International Bond Fund in
exchange for shares of the International
 Bond Fund and the
distribution of those shares to
the shareholders of the Global Bond
Fund upon liquidation
of the Fund.
The results of voting were as follows
(by number of
shares):
To approve the Agreement
and Plan of Reorganization:
Affirmative:
1,573,986.532
Against:
     99,335.267
Abstain:
     69,653.986
Total:
1,742,975.785
[Ed Note: This page should come
after the auditor's letter
before any filler pages]